UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 2018

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

MATERIAL EVENT

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.
SECURITIES REGISTRY	:	00124
TAXPAYER I.D.	:	91.144.000-8

By virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in General Rule No. 30 of the Chilean Superintendence of Securities and Insurance (Comisión para el Mercado Financiero), and being duly empowered to this effect by the Board of Directors, I hereby report the following regarding Embotelladora Andina S.A., its business, its securities or tender offer, as a material event:

Today has been fully materialized the purchase of 100% of the shares of Comercializadora Novaverde S.A. (“Novaverde”), a Chilean company dedicated to produce and commercialize juices, ice cream, and frozen fruits, mainly under the brand Guallarauco. The foregoing, due to the fulfillment of all the conditions precedent as set forth in the stock purchase agreement executed on January 5, 2018, between Embotelladora Andina S.A., Coca-Cola de Chile S.A., Coca-Cola del Valle New Ventures S.A. and Embonor S.A., as buyers, and Inversiones Siemel S.A., as seller, and whose execution was duly communicated to Comisión para el Mercado Financiero as a material event dated January 5, 2018.

The total price of the purchase abovementioned amounts Ch$46,074,321,558.

As a result of the above, the property of Novaverde is currently as follows: (i) Coca-Cola del Valle New Ventures S.A. owns 2,999,994 shares, (ii) Coca-Cola de Chile S.A. owns 3 shares, (iii) Embotelladora Andina S.A. owns 2 shares, and (iv) Embonor S.A. owns 1 share.

As it was informed, since Embotelladora Andina S.A. is a shareholder of Coca-Cola del Valle New Ventures S.A., its direct and indirect ownership in the equity capital of Novaverde, will be approximately 35%.

Santiago, October 3, 2018.

Jaime Cohen Arancibia

Corporate Legal Officer

Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
	By:	/s/ Jaime Cohen
	Name:	Jaime Cohen
	Title:	Chief Legal Officer

Santiago, October 3, 2018